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04014380

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-24860

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 6 2004
WASH.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Little and Company Investment Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 West Wall Street
(No. and Street)

Midland	TX	79701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

PROCESSED
DEC 1 0 2004
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn A. Little, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Little and Company Investment Securities, as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA BUSTAMANTE
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 02-15-06

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LITTLE AND COMPANY INVESTMENT SECURITIES

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2004

LITTLE AND COMPANY INVESTMENT SECURITIES

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7 - 11
SUPPORTING SCHEDULES	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13 - 14
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	17 - 18

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Little and Company Investment Securities

We have audited the accompanying statement of financial condition of Little and Company Investment Securities as of September 30, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Little and Company Investment Securities, as of September 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
October 19, 2004

LITTLE AND COMPANY INVESTMENT SECURITIES

Statement of Financial Condition

September 30, 2004

ASSETS

Cash and cash equivalents	$ 86,543
Receivable from broker-dealers and clearing organizations	420,763
Securities owned, at market value	585,000
Income taxes receivable	72,934
Property and equipment, net of accumulated depreciation of $160,874	115,991
Artwork	20,635
	$ 1,301,866

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ --
Total liabilities	--
Stockholder's equity	
Common stock, 1,000,000 shares authorized with $1 par value, 27,721 shares issued and outstanding	27,721
Retained earnings	1,274,145
Total stockholder's equity	1,301,866
	$ 1,301,866

The accompanying notes are an integral part of these financial statements.

LITTLE AND COMPANY INVESTMENT SECURITIES

Statement of Income

For the Year Ended September 30, 2004

Revenues

Securities commissions	$ 242,111
Gains on firm securities trading accounts	167,094
Interest income	580
Other	6,487
of accumulated depreciation of $160,874	
	82,084

Expenses

Registered representatives compensation	34,150
Salaries	99,898
Communications	71,857
Occupancy and equipment costs	15,816
Promotional costs	13,103
Regulatory fees and expenses	26,000
Other expenses	38,472
	299,296
Net loss before income taxes	(217,212)
Income tax benefit from loss carryback	72,934
Net loss	$ (144,278)

The accompanying notes are an integral part of these financial statements.

LITTLE AND COMPANY INVESTMENT SECURITIES

Statement of Changes in Stockholder's Equity

For the Year Ended September 30, 2004

	Common Stock	Retained Earnings	Total
Balances at September 30, 2003	$ 27,721	$ 1,418,423	$ 1,446,144
Net loss	--	(144,278)	(144,278)
Balances at September 30, 2004	$ 27,721	$ 1,274,145	$ 1,301,866

The accompanying notes are an integral part of these financial statements.

LITTLE AND COMPANY INVESTMENT SECURITIES
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended September 30, 2004

Subordinated liabilities at September 30, 2003	$	--
Increases		--
Decreases		--
Subordinated liabilities at September 30, 2004	$	--

of accumulated depreciation of $160,874

The accompanying notes are an integral part of these financial statements.

LITTLE AND COMPANY INVESTMENT SECURITIES
Statement of Cash Flows
For the Year Ended September 30, 2004

Cash flows from operating activities:	
Net loss	$ (144,278)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	3,594
Provision for bad debts	27,970
Loss on disposal of property and equipment	426
Changes in operating assets and liabilities:	
Increase in receivables from broker-dealers and clearing organizations	(144,867)
Decrease in trading securities	229,800
Decrease in due from others	52,892
Increase in income taxes receivable	(72,934)
Decrease in income taxes payable	(126,010)
Net cash provided (used) by operating activities	(173,407)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	--
Cash flows from financing activities:	
Net cash provided (used) by financing activities	--
Net decrease in cash and cash equivalents	(173,407)
Cash and cash equivalents at beginning of year	259,950
Cash and cash equivalents at end of year	$ 86,543

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:	
Interest	$ --
Federal income taxes	$ 126,010

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Operation

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. Receivables from brokers and dealers are due from the Company's correspondent. Approximately, 95% of the Company's commission business is with customers located in the Midland/Odessa metroplex. The Company also organizes illiquid publicly traded corporations and subsequently sells or merges them with private operating companies.

Note 2 - Accounting Policies Followed by the Company

Securities Transactions and Valuations

Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

Company owned securities and investments are carried at market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Property and Equipment

Property and equipment are stated at cost. Property and equipment are depreciated using an accelerated method over the estimated useful lives of five to seven years. The building is depreciated over 39 years using a straight-line method.

Accounting Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Accounting Policies Followed by the Company, continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance. There were no deferred tax assets or liabilities at September 30, 2004

Other

Advertising costs are expensed as incurred. Advertising expenditures for the year ended September 30, 2004 were $12,498.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At September 30, 2004, the Company had net capital of approximately $925,176 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Property and Equipment

Property and equipment are summarized as follows:

Furniture and equipment	$ 125,174
Building and improvements	126,691
Land	25,000
Total	276,865
Less: accumulated depreciation	160,874
	$ 115,991

Depreciation expense for the year ended September 30, 2004 was $3,594.

Note 6 - Income Taxes

Income tax expense (benefit) consists of the following:

	Amount
Current tax provision	
Federal	$ (72,934)
State	-
Total income tax provision	$ (72,934)

Note 7 - Concentration of Risk

All the Company's securities are concentrated 100% in the electrical transmission industry.

The Company had cash balances at one bank in excess of Federally insured limits of $100,000 at various times throughout the year ended September 30, 2004.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 9 - Defined Benefit Pension Plan

The Company has a defined benefit pension plan (the "Plan") covering substantially all of its employees. The benefits are based on years of service and an employee's average monthly compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The following tables provide further information about the Plan:

	Pension Benefits
Fair value of Plan assets at September 30, 2003	$ 100,000
Interest earned on Plan assets	1,059
Employer contributions	50,000
Plan participant's contributions	--
Benefits paid	--
Fair value of Plan assets at September 30, 2004	$ 151,059
Benefit obligation at September 30, 2004	$ 194,517
Funded status	$ (43,458)
Prepaid (accrued) benefit cost recognized in the balance sheet	$ -0-
Weighted-average assumption as of September 30:	
Discount rate	7%
Expected return on Plan assets:	
To retirement	7%
After retirement	5%
Rate of compensation increase	None
Net periodic benefit cost	$ 85,815
Cumulative employer contributions	150,000
Expected benefits to be paid in next 5 years	-0-
Expected benefits to be paid thereafter	$ 1,434,500

Note 10 - Related Party Transactions

The Company sold investment securities to the sole stockholder in 2004. The securities were sold at cost for $27,587. At the time of sale, the securities were restricted and there was little or no trading volume related to the securities in the open market.

In addition, a receivable of $33,904 from a related party was paid to the Company by the sole shareholder. Another related party receivable was written off as a bad debt.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2004

Schedule I

LITTLE AND COMPANY INVESTMENT SECURITIES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 1,301,866
Deductions and/or charges		
Non-allowable assets:		
Income taxes receivable	$ 72,934	
Property and equipment	115,991	
Artwork	20,635	(209,560)
of accumulated depreciation of $160,874		
Net capital before haircuts on securities positions		1,092,306
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities		167,130
Net capital		$ 925,176

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ --

Schedule I (continued)

LITTLE AND COMPANY INVESTMENT SECURITIES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ --
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
of accumulated depreciation of $160,874	$ 675,176
Excess net capital at 1000%	$ 925,176
Ratio: Aggregate indebtedness to net capital	.00 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were differences in the computation of net capital under Rule 15c3-1 from the Company's computation. The following serves to reconcile the differences in net capital:

Net capital, as reported in Company's (unaudited) Focus report	$ 707,306
Increase (decrease) due to adjustments for:	
Unrealized and realized gains and losses	(168,480)
Haircuts on securities	386,350
Net capital per audited computation	$ 925,176

Schedule II

LITTLE AND COMPANY INVESTMENT SECURITIES
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2004

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, a division of Donaldson, Lufkin, Jenrette

Independent Auditor's Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended September 30, 2004

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Little and Company Investment Securities

In planning and performing our audit of the financial statements and supplemental schedules of Little and Company Investment Securities (the "Company"), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
October 19, 2004